StockCar Stocks Mutual Fund, Inc.

February 2, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC  20549

Re:

StockCar Stocks Mutual Fund, Inc. Post-Effective Amendment No. 13 on Form N-1A

File No.: 333-53683

CIK: 0001062505

Accession Number:  0001162044-07-000048

Dear Mr. Hallock:

Pursuant to Rule 477 (a) and (c) and Rule 478 of the Securities Act of 1933, as amended, StockCar Stocks Mutual Fund, Inc. (the "Company") hereby requests the withdrawal of Post-Effective Amendment No. 13 to the Company's registration statement on Form N-1A filed with the Securities Exchange Commission on January 30, 2007.  Post-Effective Amendment No. 13 went effective automatically on February 1, 2007, but no securities have been sold pursuant to it nor will any securities of the Company be sold until a new Post-Effective Amendment No. 13 is filed and declared effective.

The Company further requests that:

1. The Commission find that the withdrawal of Post-Effective Amendment No. 13 to the Company's registration statement on Form N-1A is consistent with the public interest and the protection of investors; and

2. The Commission consent to the withdrawal of Post-Effective Amendment No. 13 and issue an order granting such withdrawal.

In accordance with Rule 478(c) under the 1933 Act, this request is made by the undersigned as the President of the Company, for and on behalf of the Company.

If you have any questions regarding this application for withdrawal, please call Michael Wible, counsel for the Company, at (614) 469-3297.

Very truly yours,

STOCKCAR STOCKS MUTUAL FUND, INC.

By: __/s/ Allan Westcott_____

President